News Release

NIAGARA MOHAWK HOLDINGS REPORTS 2000 RESULTS

SYRACUSE, Feb. 15 - Niagara Mohawk Holdings, Inc. (NYSE: NMK), parent company of Niagara Mohawk Power Corp. (Niagara Mohawk), a regulated energy delivery company, today reported financial results for the year 2000.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the year ended December 31, 2000, were $1.13 billion, compared to a level of $1.27 billion for the year ended December 31, 1999. With respect to earnings, the company reported a 2000 loss of $46.5 million, or a loss of 28 cents per share, which includes a 1 cent per share extraordinary charge related to the early retirement of debt. This compares to a 1999 loss of $35.1 million, or a loss of 19 cents per share, which included a 13 cent per share extraordinary charge related to the early retirement of debt. As a result of the closing of the Master Restructuring Agreement and the implementation of the company’s multi-year regulatory agreement in 1998, reported earnings have been and will continue to be substantially depressed due to the non-cash charges related to the MRA regulatory asset.

Earnings for the year 2000 were positively impacted by $33.8 million, or 20 cents per share due to lower interest costs as a result of the company’s aggressive debt retirement program; by $19.4 million, or 12 cents per share for insurance proceeds and disaster relief associated with the 1998 ice storm restoration effort; and by $9.2 million, or 6 cents per share due to lower costs related to the implementation of a new customer service system in 1999.

Earnings for the year 2000 were reduced by $48.5 million, or 29 cents per share, as a result of Niagara Mohawk’s exposure to higher natural gas prices in its purchased power and generation portfolio; by $19.4 million, or 12 cents per share for lower investment tax credits and incentives related to the sale of fossil and hydroelectric generating stations, and by $10.2 million, or 6 cents per share, related to a regulatory review of those sales; by $12.8 million, or 8 cents per share, as a consequence of the second and third phases of electricity price reductions provided in Niagara Mohawk’s regulatory restructuring agreement; and by $11.6 million, or 7 cents per share, for increased costs associated with the operation of the NYISO.

Significantly higher natural gas prices impacted Niagara Mohawk’s fuel and purchased power costs during the third and fourth quarters, principally because restructured contracts with Independent Power Producers began indexing to natural gas prices in July. Fuel and purchased power costs were also higher in the third and fourth quarters because of an indexed contract with the new owner of the Albany generating station, an indexed contract with an IPP not part of the MRA, and because of Niagara Mohawk’s continued 25 percent ownership in the Roseton generating station. The Albany and Roseton stations are both fueled by oil or natural gas. With respect to its exposure to the restructured contracts with the IPPs and the Albany contract, Niagara Mohawk has taken steps to hedge against further volatility in natural gas prices, largely by purchasing NYMEX gas futures contracts through August 2001, which marks the end of the electric commodity fixed price period in Niagara Mohawk’s multi-year regulatory agreement.

The company reported a fourth-quarter 2000 loss of $44.0 million, or a loss of 27 cents per share, compared to a fourth-quarter 1999 loss of $18.2 million, or a loss of 10 cents per share. Results for the fourth quarter of 2000 were negatively impacted by $28.5 million, or 17 cents per share, as a result of Niagara Mohawk’s exposure to higher natural gas prices in its purchased power and generation portfolio.

Niagara Mohawk’s electric revenues for 2000 were $3.2 billion, down slightly from 1999. Electric revenues for the fourth quarter of 2000 were $811.2 million, up 1.8 percent compared to the same period a year ago.

Retail sales of electricity for the year and for the fourth quarter of 2000 decreased 10.3 percent and 8.9 percent, respectively, compared to the same periods in 1999, primarily reflecting that more customers chose to buy electricity from other energy service providers. Total deliveries of electricity, which include deliveries to customers who chose to buy electricity from other energy service providers, were down 1.2 percent for the year 2000, but increased 3.0 percent in the fourth quarter of 2000, compared to the same periods in 1999. Total sales of electricity in both periods were primarily impacted by weather.

Niagara Mohawk’s natural gas revenues for 2000 were $658.5 million, up 13.6 percent from 1999. Fourth-quarter 2000 natural gas revenues were $195.9 million, up 43.0 percent, compared to same period last year. Revenues in both periods were up primarily because of the higher market price of natural gas and colder weather. Niagara Mohawk does not profit from the higher market price of natural gas. The company passes the cost of the commodity directly on to customers without markup.

Retail sales of natural gas for the year and for the fourth quarter of 2000 increased 3.5 percent and 22.6 percent, respectively, compared to the same periods in 1999, primarily due to colder weather. Total gas deliveries, which includes the transportation of customer-owned gas, were up 2.0 percent for the year 2000, and up 5.7 percent in the fourth quarter of 2000.

The company will host an earnings conference call today at 2:00 p.m. EST to discuss year-end results. In order to join the conference call, please dial 888-261-9236 after 1:50 p.m. For those unable to join the call at that time, a replay will be available for one week by calling 888-243-8965.

In addition, the conference call will be webcast live and archived at http://www.NiagaraMohawk.com and http://www.StreetEvents.com. Listeners should go to either web site at least fifteen minutes before the event to download and install any necessary audio software. A replay will be available beginning approximately two hours after the conclusion of the conference call. There is no charge to access the call.

NIAGARA MOHAWK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

                                                          In thousands of dollars
                                                   Three Months Ended        Year Ended
                                                      December 31,           December 31,
                                                   2000       1999         2000        1999
----------------------------------------------------------------------------------------------
OPERATING REVENUES:
Electric                                      $  972,665  $  867,158   $3,799,926  $3,464,901
Gas                                              226,067     146,006      733,197     611,226
Other                                                857       3,340        6,149       8,059
----------------------------------------------------------------------------------------------
                                               1,199,589   1,016,504    4,539,272   4,084,186
----------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Electricity purchased                            449,868     298,315    1,714,946   1,012,811
Fuel for electric generation                      26,263      32,474       74,340     189,657
Gas purchased                                    151,414      77,533      434,044     298,120
Other operation and maintenance expenses         277,112     258,902      913,710     933,517
Amortization/accretion of MRA/IPP buyout costs    93,948      91,560      375,487     363,374
Depreciation and amortization                     78,533      76,796      312,337     345,473
Other taxes                                       75,112      85,388      284,558     412,458
----------------------------------------------------------------------------------------------
                                               1,152,250     920,968    4,109,422   3,555,410
----------------------------------------------------------------------------------------------
OPERATING INCOME                                  47,339      95,536      429,850     528,776
Allowance for other funds used during
 construction                                        544       1,116        2,450       5,366
Other deductions                                  (7,548)     (1,291)     (15,992)     (1,428)
----------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                    40,335      95,361      416,308     532,714
Interest charges                                 108,736     108,953      440,435     492,492
Allowance for borrowed funds used during
 construction                                       (608)     (1,609)      (3,161)     (7,252)
Preferred dividend requirement of subsidiary       7,758       9,769       31,437      36,808
----------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                (75,551)    (21,752)     (52,403)     10,666
Income taxes                                     (31,528)     (3,586)      (6,769)     21,947
----------------------------------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM                   (44,023)    (18,166)     (45,634)    (11,281)
Extraordinary item - Loss from the
 extinguishment of debt, net of income taxes           -           -         (909)    (23,807)
----------------------------------------------------------------------------------------------
NET LOSS                                        ($44,023)   ($18,166)    ($46,543)   ($35,088)
----------------------------------------------------------------------------------------------
Average number of shares of common
 stock outstanding (in thousands)                160,240     184,684      167,383     186,689
Basic and diluted loss per average
 share of common stock before extraordinary item ($0.27)     ($0.10)      ($0.27)     ($0.06)

Extraordinary item per average share
 of common stock                                      -           -        (0.01)      (0.13)
----------------------------------------------------------------------------------------------
Basic and diluted loss per average
 share of common stock                           ($0.27)     ($0.10)      ($0.28)     ($0.19)
----------------------------------------------------------------------------------------------

OTHER OPEREATING DATA:
Earnings before interest charges, interest income, income taxes, depreciation and amortization, amortization of nuclear fuel, allowance for funds used during construction, amortization/accretion of MRA/IPP buyout cots, deferral of MRA
interest rate savings, and extrtaordinary items (EBITDA)               $1,132,800  $1,267,100

Net Cash interest                                                      $  355,700  $  397,100

Ratio of EBITDA to net cash interest                                          3.2         3.2

NOTES:
-  The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-  The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

*  EBITDA for the year ended December 31, 1999, which had been reported as $1,259,500, has been restated reflecting a change in the Company's EBITDA calculation methodology.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

                                                          In thousands of dollars
                                                  Three Months Ended         Year Ended
                                                      December 31,           December 31,
                                                    2000      1999        2000       1999
---------------------------------------------------------------------------------------------
OPERATING REVENUES:
Electric                                       $  811,196 $  796,537  $3,239,253  $3,247,757
Gas                                               195,925    137,025     658,502     579,583
---------------------------------------------------------------------------------------------
                                                1,007,121    933,562   3,897,755   3,827,340
---------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Electricity purchased                             306,055    231,252   1,175,923     807,038
Fuel for electric generation                       26,263     32,474      74,340     189,657
Gas purchased                                     119,550     68,770     357,524     267,202
Other operation and maintenance expenses          268,484    251,762     888,067     911,746
Amortization/accretion of MRA/IPP buyout costs     93,948     91,560     375,487     363,374
Depreciation and amortization                      78,399     76,675     311,803     344,930
Other taxes                                        74,726     85,272     283,511     411,842
---------------------------------------------------------------------------------------------
                                                  967,425    837,765   3,466,655   3,295,789
---------------------------------------------------------------------------------------------
OPERATING INCOME                                   39,696     95,797     431,100     531,551
Allowance for other funds used
 during construction                                  544      1,116       2,450       5,366
Other deductions                                  (10,737)    (3,716)    (27,205)    (10,905)
---------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                     29,503     93,197     406,345     526,012
Allowance for borrowed funds used
 during construction                                 (608)    (1,609)     (3,161)     (7,252)
Interest charges                                  108,736    108,953     440,435     492,492
---------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                 (78,625)   (14,147)    (30,929)     40,772
Income taxes                                      (34,919)    (3,336)     (9,526)     19,026
---------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM           (43,706)   (10,811)    (21,403)     21,746
Extraordinary item - Loss from the
 extinguishment of debt, net of income taxes             -          -       (909)    (23,807)
---------------------------------------------------------------------------------------------
NET LOSS                                          (43,706)   (10,811)    (22,312)     (2,061)
Dividends on preferred stock                        7,758      9,769      31,437      36,808
---------------------------------------------------------------------------------------------
BALANCE AVAILABLE FOR COMMON STOCK               ($51,464)  ($20,580)   ($53,749)   ($38,869)
---------------------------------------------------------------------------------------------

NOTES:
-  The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-  The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

                                                         NIAGARA MOHAWK HOLDINGS, INC.
                                                                (Unaudited)
                                                              EARNINGS REPORT
                                                              ---------------
                                                         (In thousands of dollars)
                                                Three Months Ended            Year Ended
                                                   December 31,              December 31,
                                                2000          1999         2000          1999
                                             -----------  -----------  -----------   -----------
Operating Revenues                           $1,199,589   $1,016,504   $4,539,272    $4,084,186
Operating Income                                 47,339       95,536      429,850       528,776
Loss Before Extraordinary Item                  (44,023)     (18,166)     (45,634)      (11,281)
Extraordinary Item for Loss from
 Extinguishment of Debt (Net)                        --           --         (909)      (23,807)
Net Loss                                     $  (44,023)  $  (18,166)  $  (46,543)   $  (35,088)
Average Number of Shares of Common Stock
 Outstanding (in thousands)                     160,240      184,684      167,383       186,689
Basic and Diluted Loss per Average Share of
 Common Stock Before Extraordinary Item      $    (0.27)  $    (0.10)  $    (0.27)   $    (0.06)
Extraordinary Item Per Average Share of
 Common Stock                                        --           --        (0.01)        (0.13)
Basic and Diluted Loss per Average Share
 of Common Stock                             $    (0.27)  $    (0.10)  $    (0.28)   $    (0.19)
EBITDA                                               --           --   $1,132,800    $1,267,100
Net Cash Interest                                    --           --   $  355,700    $  397,100
Ratio of EBITDA to Net Cash Interest                 --           --          3.2           3.2
                                             -----------  -----------  -----------   ------------

Note 1:  The above information is not given in connection with any sale or offer to sell or buy any stock or security.
Note 2:  The company files periodic reports pursuant to the Securities Exchange Act of 1934.
         Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.